**Arrived** 🏡
@ArrivedHomes

Our @Wefunder campaign's success is so impressive, even Times Square can't contain our excitement!

Hats off to @tryramp for making it louder than a Broadway encore.🌟



ramp
Toronto Blue Jays



Update on our @Wefunder campaign! We're excited to share that we've received over $10 million in reservations from more than 2,500 investors to date!
ramp
Toronto Blue Jays

8:20 AM · Sep 3, 2023 · **2,044** Views